China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

July 26, 2010

BY EDGAR AND BY FACSIMILE (202) 772-9198

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	Mr. Frank Wyman, Division of Corporation

Re:	China Health Industries Holdings, Inc.
Form 10-K filed October 27, 2009, as amended on
November 11, 2009, November 13, 2009 and December 22, 2009
File No. 000-51060

Ladies and Gentlemen:

China Health Industries Holdings, Inc. (the “Company”) is in receipt of the staff's letter of comment dated May 25, 2010 on the above-referenced filings. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

Form 10-K/A filed December 22, 2009

General

1.
In response to our prior comments, you provide proposed disclosure and/or state that you intend to file copies of various agreements with amended filings.  Please be aware that we will not be able to clear these comments until we have an opportunity to review the amended filings and filed agreements.

Response: Duly noted.

  Products, page 4

2.
We have reviewed your response to prior comment two.  Please revise to clarify whether you have any continuing obligations under your Technology Transfer Agreement dated October 12, 2007 by and between you and Beijing Jindelikang Bio-Technology Co., Ltd. If so, please revise your disclosure to describe the material terms of those obligations, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, duration and termination provisions.

Response:

There are no continuing obligations under the Technology Transfer Agreement dated October 12, 2007 by and between us and Beijing Jindelikang Bio-Technology Co., Ltd.  We shall clarify and provide this disclosure when we file the revised Form 10-K/A.  Attached please find a copy of the English-translated Technology Transfer Agreement.

Regulation, page 12

3.
We have reviewed your response to prior comment seven.  Please expand your disclosure in this section to also disclose the process for obtaining government approval to market your health supplements, health food and medical drugs.

Response:

We will amend our prior draft disclosure to read as follows:

Regulation

The laws governing our business are as follows:

•	Pharmaceutical administration law of the People’s Republic of China enacted January 12, 2001
•	Healthcare registration and administration law, enacted January 7, 2005
•	Measures for the Administration of Pharmaceutical Trade License, enacted January 4, 2004
•	Measures for the Supervision Over and Administration of Pharmaceutical Production, enacted May 8, 2004
•	Food Safety Law of the People’s Republic of China, enacted June 1, 2009
•	Regulation on the Implementation of the Food Safety Law of the People’s Republic of China, enacted July 20, 2009
•	Regional regulation: Heilongjiang Regional Medicinal Materials Resource Protection Bylaw, enacted January 8, 2005

In the People’s Republic of China, a Good Manufacturing Practice Certification (“GMP Certification”) is required for companies that produce medical drugs and health supplements. It is also required to market our the medical drugs and health supplements. According to the Administrative Rules of Drug Manufacturing and Certification issued by the State Food and Drug Administration of China on September 7, 2005, the State Food and Drug Administration is responsible for the review and issuance of GMP Certification. To obtain a GMP Certification, a company shall submit its application; the State Food and Drug Administration will then conduct a technical review of the application materials; if such company passes the technical review, the State Food and Drug Administration will inspect the manufacturing site t. The State Food and Drug Administration also conducts follow-up inspections on the manufacturing site. After the issuance of the GMP Certification, the State Food and Drug Administration may inspect the manufacturing site from time to time. The GMP Certifications of our wholly owned subsidiaries, Harbin Humankind Biology Technology Co., Limited and Harbin Huimeijia Medicine Company, are valid through February 14, 2011 and July 22, 2014, respectively.  Once GMP certification is obtained, we would be able to manufacture and market our products without further governmental approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.
Please refer to prior comment 10.  Please tell us how recognizing accounts receivable for sales that are “uncollectible” complies with generally accepted accounting principles.  In addition, explain how your cost-of-production calculation, which is “based on actual situation by products,” complies with generally accepted accounting principles.

Response:

We will revise Management's Discussion and Analysis of Financial Condition and Results of Operations to include the following critical accounting estimates on page 29:

Critical Accounting Estimates

(1)	Revenue Recognition

Our revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, discounts, and after eliminating sales within the Group.

Our principal sources of revenue are from sales of our products through our direct sales professionals. These sales occur either through a purchase order submitted by the customer or through our direct marketing sales. We recognize revenue when products are delivered to end customers directly or services are performed in accordance with terms of the agreement, title and risk of loss have been transferred and pricing is fixed or determinable. The majority of our revenues have been derived from sales of our products directly to end consumers historically. We sell our products to OEMs as well, which is only very small portion of our overall sales.

Most of our products are sold to end customers directly and customers made the payment promptly. There is no cash discount and return allowance. We accept product exchange but we do not accept product return.

Our end customers generally have the right to exchange products purchased from us, although we have no policy for return of products. At each period end, we determine the extent to which our revenues need to be reduced to account for exchange of products. Based on our historical experience with our customers, product exchange rarely happens. We have reserve against revenue recognized for product exchange. The consumer credit system has not been well established and recognized by sellers in China. Except for our OEM sales, our end customers pay us instantaneously when they receive orders. We have small amount of accounts receivable from one of our OEM customers as of the year ended June 30, 2009.

(2)	Inventory

We value our inventory based on our cost. Our inventories include various raw materials, semi-finished products, finished products, package, low-value consumption goods etc. Inventories are stated at the cost using the weighted average method. Inventory cost includes purchase cost, processing cost and other cost. Purchase cost include purchase price, related tax, transportation fee, handling cost, insurance fee and other related fees. We adjust the value of our inventory to the extent our management determines that our cost cannot be recovered due to obsolescence or other factors. Our management uses estimates of future demand and sales prices for each product to determine appropriate inventory reserves.

Amortization of low-value consumption goods and package is based on the direct write-off method. The Company conducts physical inventory count at the end of each quarter.

(3)	Accounts receivable

We have very small amounts of accounts receivable incurred in the current reporting period. Our accounts receivable derives from sales to OEMs. The majority of our sales is to end customers who directly who pay us instantaneously when they receive orders. The credit sale system has not been well established in China. Our sale agreements with our customers provide that risk of loss passes to the customer upon delivery and that we accept product exchanges but we do not have a policy for product returns. Accordingly, we will recognize accounts receivable on a product sale if management determines that the product has been delivered or the sale is collectible, and an Allowance for Doubtful Accounts measures receivable recorded but not expected to be collected and estimates the value of those receivables believed to be uncollectible as matching principle.
Accounts receivable will be recorded at the invoiced amount. We use aging analysis method quarterly on accounts receivable.

(4)	Allowance for Doubtful Accounts.

An allowance for doubtful accounts will be established and determined based on aging of receivables, payment history, the customer’s current credit worthiness, and the economic environment.

(5)	Cost

Matching Principle- Costs have to be matched with revenues as long as it is reasonable to do so.  Cost of production is calculated based on actual situation by products and be matched with revenues as long as it is reasonable to do so. Expenses are recognized not when the product is produced, but when the work or the product actually makes its contribution to revenue. Only if no connection with revenue can be established, cost may be charged as expenses to the expenses to the current period (e.g.  office salaries and other administrative expenses).  This principle allows greater evaluation of actual profitability and performance.

Cost of production is calculated based on actual situation by products. We calculate the cost of production at the end of each month. If there is any work in progress, the cost of production is allocated between finished products and work in progress. Below is a detailed step-by-step description of our cost of production calculation:

a.	Determine end-of-period quantity and amount of finished-goods, semi-finished products, raw materials, packing materials etc.
b.
Based on sales plan, the Company purchases raw materials and packing materials by batches and calculate stock-in and stock-out quantity and amount respectively. Summary calculation will be made based on actual quantity of consumption at the end of each month.

c.
Collect manufacturing overhead of each month, including depreciation, labor, water charge, electric charge, the consumptions of low value consumables. Distribute manufacturing overhead based on volume of production and make expense distribution sheet.

d.
Apportion raw materials, packing materials and manufacturing overhead of each products in each month to finished-goods and semi-finished products. Carry over Cost of Goods Sold according to sales quantity.

5.
Please refer to prior comment 12.  Please revise your disclosure to explain the steps in your manufacturing process, particularly those steps other than packaging.  Also, quantify the revenues and costs of goods sold for each period presented for those products that you manufacture, such as the 19 medical drugs licensed through Huimejia and those products that you appear to only package, such as the health and organic “green” food products.  In addition, describe those factors that allowed you to increase your inventory turnover from 5.4 times in 2008 to 32.37 times in 2009

Response:

  We will amend the relevant portion of our prior draft disclosure to read as follows:

Below is a diagrammatic representation of our manufacturing process:

Solid raw materials
Grinding
Extraction of raw materials
Mixing
Pelleting/ Filling
Inner Packing
Outer Packing
Finished Goods

Solid raw materials are sent to us for grinding and extraction.  Once the raw materials have been extracted, they are pelleted or filled into capsules, tablets or whatever form the product takes.  They are sent for inner packing and outer packaging and the finished products are then warehoused for onward sales and deliveries.

Our revenue increased from $765,599 for fiscal year ended 2008 to $10,967,828 for fiscal year ended 2009, an increase of approximately 1,336%.

Our inventory turnover increased from 5.4 times in 2008 to 32.37 times in 2009. This is primarily due to our large sales increase in 2009 compared to the year before, We sought to maintain our inventory at a low level and were successful in preventing over-inventory of goods by anticipating demand ahead of time and manufacturing only according to demand.

The sales growth is attributable to the change of the way in which we market our products.  In 2009, we started to market our products at conferences.  Our objectives were to focus less on price-competitive items and more on non-price competitive, higher profit margin items such as products with distinctive traits and functions to enhance immunity.  An illustration of the change in the mix of products sold in fiscal year 2008 compared to 2009 as a result of this change in marketing philosophy is set forth below.

Currently this conference marketing sales method is very popular in China. Many companies realize high revenue through conference marketing, such as, Harbin Pharmaceutical Group Jin Wan Xia Company, Nanjing Zhong Mai, Dalian Zhen Ao and Beijing Xi Yang Mei.

At the conferences, we offer free DNA profiling tests to the attendees and based on their profile and disposition to certain types of diseases or ailments, we then market our products to them.  Additionally we provide nutritional education from reputable doctors to our guests. Our sales started to increase significantly since March 2009.  Below is summary of our sales by product line and volume for the year 2008 and 2009.

Year	Product Name	Quantity of Sales		Gross Sales（$）

2008	Liquid Calcium Capsule	190,980	capsules	1,438
	Selenium Propolis Capsule	459,281	capsules	11,164
	Propolis Capsule	236	capsules	15
	Frog Oil Soft Capsule	9,824	capsules	383
	Abalone, Sea cucumber and
	Frog oil soft capsule	1,777	boxes	357,354
	Ganoderma lucidum and
	Aweto Soft Capsules	1,766	boxes	355,038
	OEM			38,207

2009	Abalone, Sea cucumber and
	Frog oil soft capsule	7,940	boxes	1,704,462
	Ganoderma lucidum and
	Aweto Soft Capsules	6,101	boxes	1,681,922
	Chao Bao Capsule	1,500	boxes	28,082
	Jianwei Calcium Tablet	1,030,360	tablets	2,448
	Propolis and Black Ant Capsule	23,796	boxes	2,191,789
	Waterlilies Soft Capsule(Sailuozhi)	13,546	boxes	3,144,578
	Colon Cleanser Capsule	30,090	boxes	2,133,088
	OEM			61,460

Below is a quantification of the revenues and costs of goods sold for each period presented for those products that we manufacture, such as the 19 medical drugs licensed through Huimejia and those products that we only package, such as the health and organic “green” food products.

	2008		2009
	Revenue	Cost	Revenue	Cost
Abalone, Sea cucumber and Frog oil soft capsule	$355,074	$223,120	$1,704,462	$1,057,340
Ganoderma lucidum and Aweto Soft Capsules	$357,364	$291,509	$1,681,922	$1,068,163
Propolis and Black Ant Capsule			$2,191,789	$705,677
Waterlilies Soft Capsule(Sailuozhi)			$3,144,578	$960,191
Colon Cleanser Capsule			$2,133,088	$821,464

6.
Please refer to prior comment 12. You state that in 2009 cost of goods sold was 76% of revenue, of which raw materials accounted for 63.03%, package accounted for 8.97% and overhead accounted for 4%. Please explain how labor costs for the 17 workers in manufacturing and 50 independent workers in packing are reflected in your cost of goods sold.  Also explain why the percentage of raw materials cost to revenues decreased from 63% in 2008 to 31% in 2009.  In addition, describe the composition of your overhead costs and explain why these costs remained stable in 2009, despite an 840% increase in your production volume.  Revise your disclosure accordingly.

Response:

We will amend the Form 10-K/A on page 27 under the caption “Results of Operations” from our prior draft disclosure as follows:

Our cost of sales increased $4,299,157, or 744% in the year ended June 30, 2009 compared to 2008. The costs increased as a result of the increased sales. As percentage of costs of sold, the percentage decreased from 76% in fiscal year 2008 to 45% in fiscal year 2009 due to an increase in production capacity without a significant increase of other overheads.

Labor cost for our 17 workers in manufacturing and 50 independent workers in packing is reflected in manufacturing overhead.  It is carried over to production cost and at the end, to costs of goods sold according to sales quantity.

The revenue of fiscal year 2008 is $765,599 and the cost of goods sold as a percentage of revenue is 76%, of which raw material accounts for 63.03%, package accounts for 8.97% and overhead accounts for 4%. The revenue of fiscal year 2009 is $10,967,828 and the cost of goods sold as a percentage of revenue is 45%, of which raw material accounts for 31.56%, package accounts for 9.87% and overhead accounts for 3.57%.

The percentage of raw materials cost to revenues decreased from 63% in 2008 to 31% in 2009 due to the following:
a. Large increased ion sales volume in 2009 resulted in largely increased raw materials consumption and purchases. The raw materials suppliers gave us a favorable discount due to large raw materials purchases. Accordingly, the purchase price for raw materials was lower.
b. The costs of raw materials for Propolis and Black Ant Capsule and Colon Cleanser Capsule were lower in 2009.
c. The bad macroeconomics performance in the PRC pushed down the wholesale price levels of raw materials generally, which allowed us to obtain them at lower cost than before.

Manufacturing overhead consists of
a. Depreciation during the production process;
b. Labor consumed during the production;
c. Water charge and electric charge consumed in the production;
d. Low value consumables and components and parts consumed in production;
e. Other consumptions in production

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Sincerely,
/s/Xin Sun
Xin Sun
Chief Executive Officer
  CC: Benjamin Tan, Esq.

Technology Transfer Agreement

Project name: Jindelikang Propolis and Black Ants Capsule
Transferee: Harbin Humankind Biology Technology Co. Limited (Party A)
Transferor: Beijing Jindelikang Bio-Technology Co., Ltd. (Party B)
Place of signing: Harbin City
Date of signing: October 12, 2007
Period of Validity: Long Term

Both parties negotiate and sign this agreement about transfer of ownership of Jindelikang Propolis and Black Ants Capsule(approval number: GSJZ G20040906 ).

Article I Duration, Place and Method

Party B shall provide to Party A with all documents of the product within 5 days from the effect date of this agreement on.

Article II Know-how

The fomula and processing technique of Jindelikang Propolis and Black Ants Capsule.

Article III Scope of Using Nonpatented Technology

Party B shall not produce and sell the products without the consent of Party A and shall not transfer the fomula and processing technique of the product to other companies.

Article IV Payment

Total transfer fee: RMB 350,000.

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Article V Settlements to Disputes

During the period of the agreement is executed, both parties agree to solve the disputes by negotiation. If both parties do not want to solve by negotiation or can not come to a conclusion by negotiation, both parties agree to solve such problem by legal procedures.

Transferee (Party A): Harbin Humankind Biology Technology Co. Limited (Seal)
Telephone Number: 0451-88100166
Address: Jinxing Industrial Park, Songbei District, Harbin
Zip Code:
Representative: Kai Sun

Transferor (Party B): Beijing Jindelikang Bio-Technology Co., Ltd. (Seal)
Telephone Number: 15678666666
Address: Yudai Township, Daxing District, Beijing City
Zip Code:
Representative: Haiyang Yu

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